Exhibit 99.1

Baozun Announces Third Quarter 2021 Unaudited Financial Results

SHANGHAI, China, Nov. 30, 2021 -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

●	Total net revenues were RMB1,898.8 million (US$[1]294.7 million), an increase of 3.8% year-over-year, of which, service revenues were RMB1,199.1 million (US$186.1 million), an increase of 16.9% year-over-year.

●	Loss from operations was RMB156.5 million (US$24.3 million), compared with income from operations of RMB84.6 million in the same quarter of last year. Operating margin was negative 8.2%, compared with 4.6% in the same quarter of last year.

●	Non-GAAP loss from operations[2] was RMB84.3 million (US$13.1 million), compared with non-GAAP income from operations of RMB111.7 million in the same quarter of last year. Non-GAAP operating margin was negative 4.4%, compared with 6.1% in the same quarter of last year.

●	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB292.5 million (US$45.4 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB64.6 million in the same quarter of last year.

●	Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.[3] was RMB88.1 million (US$13.7 million), compared with non-GAAP net income attributable to ordinary shareholders of Baozun Inc. of RMB91.5 million in the same quarter of last year.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[4]”) were both RMB4.00 (US$0.62), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB1.09 and RMB1.07, respectively, for the same period of 2020.

●	Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS[5] were both RMB1.21 (US$0.19), compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB1.55 and RMB1.52, respectively, for the same period of 2020.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

Third Quarter 2021 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB16,078.0 million, an increase of 48.2% year-over-year.

●	Distribution GMV[7] was RMB785.7 million, a decrease of 9.5% year-over-year.

●	Non-distribution GMV[8] was RMB15,292.3 million, an increase of 53.2% year-over-year.

●	GMV generated from non-TMALL marketplaces and channels accounted for approximately 34.0% of total GMV during the quarter, compared with 36.5% for the same period of 2020.

●	As of September 30, 2021, the total number of stores that the Company helps brand partners to run on e-commerce marketplaces and new emerging channels increased to 736, compared with 461 as of September 30, 2020.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “We witnessed a number of short-term headwinds for the industry during the quarter that resulted in a weaker macro environment and softer consumption sentiment. Encouragingly, we continue to see structural growth opportunities in the luxury and premium sector, some sub-verticals of sportswear and from brand partners’ emerging demand for deploying omni-channel strategies. We anticipate further changes as the industry adapts and evolves, but importantly, these changes bring a variety of new opportunities. We believe that, by continuing to upgrade our platform with pioneering technology and innovative services, we are well placed to adapt and capitalize on opportunities. This quarter, we enriched functions in our tech-powered middle-office and launched “Service Anywhere”, or “S-ANY”, our intelligent customer service management system, which we believe will substantially improve productivity and service quality. We are proud of our team’s resilience, and we will continue to invest in promoting a sustainable Baozun ecosystem for high quality growth.”

Mr. Arthur Yu, Chief Financial Officer of Baozun, commented, “Our investments into more advanced technology and infrastructure, and complementary acquisitions enhance our vertical competitiveness, and help our business become more resilient and balanced. While our organic business remained comprehensively profitable, our newly acquired businesses incurred a small loss. In addition, we conservatively booked an extraordinary write-down of accounts receivable, that resulted in our very first quarterly operating loss on a non-GAAP basis. Nevertheless, going forward, we project greater synergies and consequently forecast higher efficiency in our business model once our acquisitions are fully integrated. Notwithstanding the short-term impact to our results and the industry headwinds in recent quarters, we remain confident in our business model and investment strategy, and we will continually build on our mission to become the leading global brand e-commerce business partner.”

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Third Quarter 2021 Financial Results

Total net revenues were RMB1,898.8 million (US$294.7 million), an increase of 3.8% from RMB1,829.2 million in the same quarter of last year.

Product sales revenue was RMB699.6 million (US$108.6 million), a decrease of 12.9% from RMB803.4 million in the same quarter of last year. The decrease was primarily attributable to weaker macro environment and a decline in consumption sentiment in China during the quarter, resulting in growth contraction in personal-care products and appliances categories.

Services revenue was RMB1,199.1 million (US$186.1 million), an increase of 16.9% from RMB1,025.7 million in the same quarter of last year. The increase was primarily attributable to incremental revenue contribution of RMB212.3 million from the Company’s acquisitions, especially from two warehouse and supply chain businesses.

Total operating expenses were RMB2,055.3 million (US$319.0 million), compared with RMB1,744.6 million in the same quarter of last year.

●	Cost of products was RMB596.0 million (US$92.5 million), compared with RMB673.7 million in the same quarter of last year. The decrease was primarily due to the decline in product sales revenue.

●	Fulfillment expenses were RMB633.9 million (US$98.4 million), compared with RMB419.8 million in the same quarter of last year. The increase was primarily due to the incremental fulfillment cost of RMB205.0 million (US$31.8 million) related to the Company’s acquisition of two warehouse and supply chain businesses.

●	Sales and marketing expenses were RMB535.6 million (US$83.1 million), compared with RMB501.1 million in the same quarter of last year. The increase was mainly due to increased staff as the Company grows it business scale, and an expansion in headcount in digital marketing services, which was partially offset by efficiency improvements.

●	Technology and content expenses were RMB113.9 million (US$17.7 million) compared with RMB101.6 million in the same quarter of last year. The increase was mainly due to growth in GMV and the Company’s ongoing investment in technological innovation and productization, which was partially offset by the Company’s cost control initiatives and efficiency improvements.

●	General and administrative expenses were RMB191.1 million (US$29.7 million), compared with RMB51.1 million in the same quarter of last year. The increase was primarily due to a write-down of account receivable totaling RMB86.1 million, as further described below, a rise in staff costs to recruit and retain talents, and an increase in rental expenses due to the overlap rental period of the Company’s then existing and new headquarters.

Loss from operations was RMB156.5 million (US$24.3 million), compared with income from operations of RMB84.6 million in the same quarter of last year. Operating margin was negative 8.2%, compared with 4.6% in the same quarter of last year.

Non-GAAP loss from operations was RMB84.3 million (US$13.1 million), compared with non-GAAP income from operation of RMB111.7 million in the same quarter of last year. Non-GAAP operating margin was negative 4.4%, compared with 6.1% in the same quarter of last year.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB292.5 million (US$45.4 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB64.6 million in the same quarter of last year. Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB4.00 (US$0.62), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. of RMB1.09 and RMB1.07, respectively, in the same period of 2020.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB88.1 million (US$13.7 million), compared with non-GAAP net income attributable to ordinary shareholders of Baozun Inc. of RMB91.5 million in the same quarter of last year. Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB1.21 (US$0.19), compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB1.55 and RMB1.52, respectively, in the same period of 2020.

As of September 30, 2021, the Company had RMB2,751.0 million (US$427.0 million) in cash, cash equivalents, restricted cash and short-term investments, compared with RMB5,179.9 million as of December 31, 2020.

Supplemental Information

Share Repurchase Programs

During the third quarter of 2021, the Company repurchased approximately 17.7 million of ordinary shares (including ordinary shares represented by the ADSs) for approximately US$112.5 million under its share repurchase program. As such, the Company has fully completed its share repurchase program for up to US$125 million worth of its shares approved by its Board of Directors on May 18, 2021. On November 30, 2021, the Board of Directors approved a new share repurchase program for up to US$50 million worth of the Company’s shares in the next 12 months.

Strategic investment in Baotong by Cainiao Network

With regards to the Share Purchase and Subscription Agreement with Cainiao Network for 30% equity investment in Baotong announced on September 30, 2021, the Company is pleased to announce that all the conditions under the Share Purchase and Subscription Agreement have been fulfilled. The payment for this equity investment from Cainiao Network has been received by the Company in October 2021.

Arbitration to Settle Dispute with Client

In September 2021, the Company initiated arbitration proceedings against one of its distributors in the health care and cosmetics industry to recover US$22.2 million accounts receivable for the products procured by this distributor. The Company has been informed by its legal advisers that it has prevailing evidence that it fulfilled its part of the contracted transactions and therefore the Company believe it has a reasonable chance to prevail. However, there is no certainty that the arbitration tribunal will rule in the Company’s favor and even if the arbitration tribunal rules in the Company’s favor, there is no guarantee that the Company will fully recover the amount owned by this distributor to the Company. As a result, the Company conservatively booked this quarter a write-down of account receivable totaling RMB86.1 million (US$13.4 million) relating to this dispute.

Conference Call

The Company will host a conference call to discuss the earnings at 7:00 a.m. Eastern Time on Tuesday, November 30, 2021 (8:00 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1403639. Once preregistration has been completed, participants will receive dial-in numbers, the passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 08:59 p.m. Beijing Time, December 8, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in +61-2-8199-0299

U.S. Toll Free +1-855-452-5696

Passcode: 1403639#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to the Company’s business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units the Company grants under the share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income (loss) from operations and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,579,665	1,921,459	298,206
Restricted cash	151,354	13,553	2,103
Short-term investments	1,448,843	816,016	126,644
Accounts receivable, net	2,188,977	1,855,132	287,912
Inventories, net	1,026,038	1,097,704	170,361
Advances to suppliers	284,776	466,760	72,440
Prepayments and other current assets	438,212	508,700	78,948
Amounts due from related parties	40,935	89,679	13,918
Total current assets	9,158,800	6,769,003	1,050,532

Non-current assets
Investments in equity investees	53,342	352,589	54,721
Property and equipment, net	430,089	582,107	90,342
Intangible assets, net	146,373	400,954	62,227
Land use right, net	41,541	40,857	6,341
Operating lease right-of-use assets	524,792	1,081,408	167,832
Goodwill	13,574	401,474	62,308
Other non-current assets	51,531	92,569	14,366
Deferred tax assets	54,649	51,479	7,989
Total non-current assets	1,315,891	3,003,437	466,126

Total assets	10,474,691	9,772,440	1,516,658

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	421,562	304,975	47,331
Notes payable	500,820	248,590	38,581
Income tax payables	72,588	7,085	1,100
Accrued expenses and other current liabilities	991,180	682,551	105,927
Amounts due to related parties	44,997	67,126	10,418
Current operating lease liabilities	165,122	313,100	48,592
Total current liabilities	2,196,269	1,623,427	251,949

Non-current liabilities
Long-term loan	1,762,847	1,759,375	273,051
Deferred tax liabilities	2,538	53,928	8,369
Long-term operating lease liabilities	370,434	819,454	127,177
Other non-current liabilities	-	126,346	19,609
Total non-current liabilities	2,135,819	2,759,103	428,206

Total liabilities	4,332,088	4,382,530	680,155

Redeemable non-controlling interests	9,000	17,019	2,641

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 220,505,115 and 203,774,155 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	137	129	20
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	8	8	1
Additional paid-in capital	5,207,631	5,116,800	794,115
Treasury shares	-	(322,377)	(50,032)
Retained earnings	952,001	493,122	76,534
Accumulated other comprehensive income	(48,756)	(78,790)	(12,228)

Total Baozun Inc. shareholders' equity	6,111,021	5,208,892	808,410

Non-controlling interests	22,582	163,999	25,452

Total equity	6,133,603	5,372,891	833,862

Total liabilities, redeemable non-controlling interests and equity	10,474,691	9,772,440	1,516,658

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except for share and per share data and per ADS data)

	For the three months ended September 30,
	2020	2021
	RMB	RMB	US$
Net revenues
Product sales	803,434	699,645	108,583
Services	1,025,725	1,199,120	186,101
Total net revenues	1,829,159	1,898,765	294,684

Operating expenses (1)
Cost of products	(673,695)	(596,047)	(92,505)
Fulfillment (2)	(419,846)	(633,884)	(98,377)
Sales and marketing (2)	(501,145)	(535,570)	(83,119)
Technology and content (2)	(101,582)	(113,946)	(17,684)
General and administrative (2)	(51,051)	(191,069)	(29,653)
Other operating income, net	2,767	15,226	2,363
Total operating expenses	(1,744,552)	(2,055,290)	(318,975)
Income (loss) from operations	84,607	(156,525)	(24,291)
Other income (expenses)
Interest income	8,024	16,744	2,599
Interest expense	(16,008)	(14,238)	(2,210)
Unrealized investment loss	—	(134,327)	(20,847)
Impairment loss of investments	(800)	—	—
Exchange gain	4,770	1,508	234
Income (loss) before income tax and share of income in equity method investment	80,593	(286,838)	(44,515)
Income tax expense (3)	(19,319)	(6,349)	(985)
Share of income in equity method investment, net of tax of nil	3,696	177	27
Net income (loss)	64,970	(293,010)	(45,473)

Net income attributable to non-controlling interests	(216)	(235)	(36)
Net (income) loss attributable to redeemable non-controlling interests	(119)	739	115
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	64,635	(292,506)	(45,394)

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.36	(1.33)	(0.21)
Diluted	0.36	(1.33)	(0.21)
Net income (loss) per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	1.09	(4.00)	(0.62)
Diluted	1.07	(4.00)	(0.62)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	177,090,226	219,336,549	219,336,549
Diluted	180,903,849	219,336,549	219,336,549

Net income (loss)	64,970	(293,010)	(45,473)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	15,875	(2,897)	(450)
Comprehensive income (loss)	80,845	(295,907)	(45,923)

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended September 30,
	2020	2021
	RMB	RMB	US$
Fulfillment	2,746	5,945	923
Sales and marketing	9,544	30,029	4,660
Technology and content	4,533	12,107	1,879
General and administrative	9,863	18,340	2,846
	26,686	66,421	10,308

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million and RMB5.8 million for the three months period ended September 30, 2020 and 2021, respectively.

(3) Including income tax benefits of RMB0.1 million and RMB0.9 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended September 30, 2020 and 2021, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended September 30,
	2020	2021
	RMB	RMB	US$
Income (loss) from operations	84,607	(156,525)	(24,291)
Add: Share-based compensation expenses	26,686	66,421	10,308
Amortization of intangible assets resulting from business acquisition	391	5,785	898
Non-GAAP income (loss) from operations	111,684	(84,319)	(13,085)

Net income (loss)	64,970	(293,010)	(45,473)
Add: Share-based compensation expenses	26,686	66,421	10,308
Amortization of intangible assets resulting from business acquisition	391	5,785	898
Unrealized investment loss	-	134,327	20,847
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(909)	(141)
Non-GAAP net income (loss)	91,949	(87,386)	(13,561)

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	64,635	(292,506)	(45,394)
Add: Share-based compensation expenses	26,686	66,421	10,308
Amortization of intangible assets resulting from business acquisition	199	4,200	652
Unrealized investment loss	-	134,327	20,847
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(577)	(90)
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	91,470	(88,135)	(13,677)

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	1.55	(1.21)	(0.19)
Diluted	1.52	(1.21)	(0.19)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	177,090,226	219,336,549	219,336,549
Diluted	180,903,849	219,336,549	219,336,549